

SEC **09055041** [SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 27862

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/07___ AND ENDING___12/31/07*___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seattle-Northwest Securities Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___1420 Fifth Avenue, Suite 4300___

(No. and Street)

___Seattle___   ___WA___   ___98101___

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Michael Newhouse___   ___206-628-2865___

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Moss Adams LLP___

(Name – *if individual, state last, first, middle name*)

___999 Third Avenue, Suite 2800___ ___Seattle___   ___WA___ ___98104___

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FEB 1 9 2009

THOMSON REUTERS



FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Michael Newhouse_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Seattle-Northwest Securities Corporation_____ , as

of _____December 31_____ , 20_07___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

_____
Notary Public

CFo

Title

**Notary Public
State of Washington
JON LABONITE
MY COMMISSION EXPIRES
February 28, 2012**

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SEATTLE-NORTHWEST SECURITIES CORPORATION AND SUBSIDIARIES

Independent Auditor's Report

and Consolidated Statement

of Financial Condition

December 31, 2007 and 2006

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Seattle-Northwest Securities Corporation

We have audited the accompanying consolidated statement of financial condition of Seattle-Northwest Securities Corporation and subsidiaries as of December 31, 2007 and 2006. This consolidated statement of financial condition is the responsibility of the management of Seattle-Northwest Securities Corporation. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2007 and 2006 consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seattle-Northwest Securities Corporation and subsidiaries as of December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the consolidated statement of financial condition, the Company's disclosure of its net capital and aggregated indebtedness previously reported as $8,001,110 should have been $6,922,550. This discovery was made subsequent to the issuance of the consolidated statement of financial condition. Note 8 to the consolidated statement of financial condition has been restated to reflect these corrections.

Moss Adams LLP

Seattle, Washington
February 27, 2008
(Except for Note 8, as to which the date is January 8, 2009)

1

SEATTLE-NORTHWEST SECURITIES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
Cash	$ 1,249,498	$ 4,966,785
Deposits with Clearing Organization	776,428	790,993
Receivables		
Brokers and Dealers	723,491	314,979
Customers	46,797	2,417,492
Other	823,189	1,135,357
Securities Purchased Under Agreements to Resell	26,891,352	111,756,757
Securities Owned	70,584,860	238,601,556
Office Furniture, Equipment and Leasehold Improvements, net of Accumulated Depreciation and Amortization of $2,159,487 and $1,942.117	363,785	584,672
Intangible Assets Associated with Customer Relationships	358,333	145,833
Other Assets	310,626	657,536
	$ 102,128,359	$ 361,371,960

LIABILITIES AND SHAREHOLDERS' EQUITY

	2007	2006
Bank Loans	$ 13,100,000	$ -
Securities Sold Under Agreements to Repurchase	15,923,312	236,491,739
Corporate Securities Sold Short	-	1,961,220
Payables to Brokers and Dealers	33,149,739	2,039,299
Payables to Customers and Non-Customers	70,861	449,948
U.S. Government and Federal Agency Securities Sold But Not Yet Purchased	27,124,300	104,527,000
Accounts Payable	174,906	824,816
Accrued Liabilities	2,334,568	1,698,333
	91,877,686	347,992,355
Commitments and Contingencies (Note 5)		
Liabilities Subordinated to Claims of General Creditors (Note 7)	1,670,707	1,876,713
Common Stock (Note 7)	8,238	9,863
Additional Paid in Capital	11,738,178	14,276,850
Accumulated Deficit	(3,156,497)	(2,746,328)
Common Stock Purchase Loans	(9,953)	(37,493)
	8,579,966	11,502,892
	$ 102,128,359	$ 361,371,960

See accompanying notes.

Note 1 - Organization and Summary of Significant Accounting Policies

Organization - Seattle-Northwest Securities Corporation (the Company) is a registered broker-dealer with the Securities and Exchange Commission (S.E.C.). The Company operates primarily in the Northwest, however it also serves institutional and broker-dealer clients throughout the United States. The Company is also engaged in investment management services through two wholly-owned subsidiaries - SNW Asset Management and SNW Fund Management. The Company completed a business combination during the year, adding a wholly-owned subsidiary Regional Financial Advisors, Inc. The consolidated statement of financial condition includes the amounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions are eliminated in consolidation. The Company is wholly-owned by its employees either directly or through an Employee Stock Ownership Plan (ESOP). As of December 31, 2007, the ESOP owned approximately 90% of Seattle-Northwest Securities Corporation outstanding common stock.

Receivables From and Payables to Brokers and Dealers - Such amounts principally represent the contract value of securities that have not been delivered or received by settlement date.

Receivables From and Payables to Customers and Non-Customers - Such amounts principally represent amounts due on cash and margin transactions. Securities owned by customers and non-customers are held as collateral for receivables. Such collateral is not reflected in the Company's financial statements.

Other Receivables - Such amounts principally represent amounts invoiced for financial advisory work performed.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell and securities sold under agreements to repurchase are financing transactions that are collateralized by negotiable securities, in amounts equaling 100% of the agreements, and are carried at the amounts at which the securities will be subsequently repurchased or resold, as specified in the respective agreements, including accrued interest. The Company's policy is to take possession of securities purchased under agreements to resell. Securities sold under agreements to repurchase are held by nationally recognized dealers or clearing houses. The Company monitors daily the market value of the securities acquired or sold as compared to the amounts due or owed under the resell or repurchase agreements, including accrued interest. The Company enters into new resell or repurchase agreements if any material deficiencies exist. The Company offsets certain resell and repurchase agreements that are executed with the same counterparty and meet criteria for the right of offset.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Securities Owned - Securities inventory, which includes securities owned and securities sold short, is carried at fair value based on quoted market prices and includes accrued interest. Securities sold short represent obligations to deliver specified securities at predetermined prices and, thereby, create a liability to purchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold short may exceed the amount reflected in the statement of financial condition.

Office Furniture, Equipment and Leasehold Improvements - Office furniture and equipment are carried at cost and are principally depreciated over their estimated useful lives according to accelerated methods of depreciation for both book and tax purposes. Leasehold improvements are also carried at cost and are amortized on an accelerated basis over the shorter of the term of the office lease or their estimated useful lives.

Intangible Asset Associated with Customer Relationships - In August 2007 and in August 2002, the Company entered into a business combination and asset purchase transaction, respectively, to purchase customer relationships served by independent advisors for a purchase price of $250,000 each. The assets acquired by the Company primarily involve contracts with customers that will continue to be served by the Company. The resulting intangible assets are being amortized on a straight-line basis over a period of ten years. Amortization expense recognized on the assets was $37,500 for the year ended December 31, 2007, and is expected to be $50,000 on an annual basis. The Company performs impairment analyses annually. An asset is deemed impaired if the sum of the expected future cash flows is less than the carrying amount of the asset. If impaired, an impairment loss is recognized to reduce the carrying value of the assets to fair value. No impairment was recorded during 2007 or 2006.

Income Taxes - The Company has been recognized by the Internal Revenue Service as a Subchapter S Corporation, which is a non-taxable entity. As the Company became a non-taxable entity effective July 1, 2003, the Company may be subject to taxes on any built-in gains if certain assets are sold prior to July 1, 2013.

Financial Instruments - The Company's financial instruments consist of cash, accounts receivable, securities purchased under agreements to resell, securities owned, deposits with clearing organizations, bank loans, securities sold under agreements to repurchase, corporate and municipal securities sold short, payables to brokers and dealers, accounts payable, accrued liabilities and subordinated claims of general creditors. The fair values of these financial instruments approximate their carrying values.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Derivatives - Derivatives used for economic hedging purposes include futures. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair values of forwards, swaps, and options contracts are recorded in securities owned or securities sold short, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations or customers, as applicable.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk - The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Note 2 - Bank Loans

In the normal course of business, the Company borrows from banks on a demand basis. Borrowings are secured by receivables from brokers, dealers and customers and unsold municipal securities, in amounts equaling 110% of outstanding borrowings, pledged as collateral. The Company had outstanding borrowings from banks of $13,100,000 as of December 31, 2007. At December 31, 2007, the stated interest rate on these borrowings was 4.88%.

Note 3 - Securities Owned

Securities owned at December 31 consist of:

	2007	2006
U.S. Government and Federal Agency Securities	$ 66,470,843	$ 219,382,922
State and Municipal Bonds	2,846,498	18,422,998
Corporate Bonds	1,267,519	795,636
	$ 70,584,860	$ 238,601,556

Note 4 - Related Parties

Certain related-party transactions, which are principally the execution of security trades and shareholder loans, occur between the Company, its principal shareholders and its related ESOP. Security trades are consummated under terms and conditions that are considered to be comparable to other customers. At December 31, 2007 and 2006, the amount of non-forgivable shareholder loans included in other receivables was $104,794 and $39,666, respectively.

Note 5 - Commitments and Contingencies

In the normal course of business, the Company enters into when-issued and underwriting commitments. The price of the underlying securities and date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The market value of such is identified in the Company's portfolio of investments. Losses may arise due to changes in the market value of the securities or from the inability of counterparties to meet the terms of the contract. In connection with such purchases, the Company is required to hold liquid assets as collateral with the custodian sufficient to cover the purchase price. At December 31, 2007 $414,311 was held as collateral. Open commitments at December 31, 2007, which were subsequently settled, had no material effect on the financial condition of the Company.

Note 5 - Commitments and Contingencies (Continued)

The aggregate annual non-cancelable rental commitments at December 31, 2007 under all office leases, subject to certain escalation charges, are as follows:

2008	$	679,197
2009		496,604
2010		510,272
2011		519,384
2012		519,384
Thereafter		879,308
	$	3,604,149

Note 6 - ESOP

The Company's ESOP covers all of the Company's eligible employees. An employee is eligible to participate in the ESOP on either July 1 or January 1 following their date of hire. Plan contributions are based on a percentage of an employee's elective deferrals as well as Company profitability. Employees vest in plan contributions over a three-year period. The amount of the annual Company contribution under the ESOP is determined based on the return on shareholders equity achieved during the Company's fiscal year as well as the amount of total compensation an employee defers.

Note 7 - Buy-Sell Agreement

The Company has an agreement for the purchase and sale of stock that limits ownership and transferability of its shares amongst its employees and its ESOP. The agreement specifies the Company can redeem and cancel its shares at the fair market value of those shares in the event of death, disability or retirement of a shareholder/employee or under other circumstances with payment being made, if the Company so desires, in the form of a note which may be subordinated. Repayment of principal is made in four annual installments bearing interest at variable rates and is available as equity in computing net capital under the S.E.C.'s uniform net capital rule. As of December 31, 2007 and 2006, the Company has subordinated notes outstanding totaling $1,670,707 and $1,876,713, respectively.

The agreement limits the amount that can be redeemed at any time to a level consistent with and adequate for the Company's business operations being conducted prior to the redemption. It also limits the redemption price to the Fair Market Value of the stock as determined by an independent appraiser and approved by the Board of Directors.

Note 7 - Buy-Sell Agreement (Continued)

The aggregate amount of maturities of subordinated debt is as follows:

2008	$ 589,689
2009	540,508
2010	540,510
	$ 1,670,707

Note 8 - Capital and Customer Reserve Requirements (Restated)

The Company is subject to S.E.C. rules regarding the maintenance of minimum net capital and customer reserve requirements.

During June 2008, the Company was subject to a regulatory audit by the Financial Industry Regulatory Authority (FINRA). FINRA determined the Company had not complied with certain provisions of S.E.C. Rules 15c3-1 and 15c3-3 in its computations of net capital and customer reserve requirements based on the Company's classification of certain non-customer related assets.

As a result, on July 29, 2008, the Company filed amended Financial and Operational Combined Uniform Single Reports for each of the six months from November 2007 through April 2008. In each of these months, the amended net capital exceeded the Company's minimum net capital requirement of $250,000.

The Company's calculations of net capital under S.E.C. Rule 15c3-1 as reported in the Financial Schedule I at December 31, 2007 are as follows:

Originally Filed	Restated
$8,001,110	$6,922,550

The Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was 0.37 (restated from .33) to 1.

Note 8 - Capital and Customer Reserve Requirements (Restated) (Continued)

The Company is required to maintain a reserve account for the exclusive benefit of its customers, with a required balance determined by the provisions of S.E.C. Rule 15c3-3. In response to FINRA's findings, the Company amended its calculation of the reserve requirement as of December 31, 2007 from $35,811 to $295,482. This resulted in a violation of Rule 15c3-3 as the revised requirement exceeded the actual reserve account deposits of $105,500. Similar shortfalls were calculated for January and February 2008. The Company increased the balance of the reserve account by $1,000,000 on March 20, 2008.

In the opinion of management, the disposition and resolution of FINRA's findings is not expected to have a material adverse effect on the financial condition of the Company.

Note 9 - Common Stock Purchase Loans

The Company has issued common stock to shareholders in exchange for common stock purchase loans. The loans have ten-year maturities, bear interest at 1.25% to 1.50% above the broker call rate, are adjusted on a monthly basis, and are secured by the common stock purchased by the shareholders.

Note 10 - Mandatory Redeemable Shares

FASB Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* (SFAS 150) establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). A financial instrument issued in the form of shares is mandatorily redeemable and, therefore, within the scope of SFAS 150 if it "embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur."

Note 10 - Mandatory Redeemable Shares (Continued)

SFAS 150 became effective for the mandatorily redeemable financial instruments of nonpublic broker-dealers for the first fiscal period beginning after December 15, 2003. From that date to March 27, 2006, the Company's shares held by shareholders, other than the ESOP, were mandatorily redeemable equity securities which were required to be reflected as liabilities in accordance with SFAS 150 because those shares are required to be redeemed upon the death of the holder. On March 27, 2006, the Company amended its agreement governing the purchase and sale of stock to remove the mandatory redemption provision. Concurrently, the Company reclassified shares with a fair value of $2.9 million from presentation as a mandatory redemption liability to the respective components of shareholders' equity. For purposes of this adjustment, the Company determined fair value using a third-party valuation of its stock value as of December 31, 2005.

